UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): [ ]____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

1

Quarterly Business Review by Management for the

Quarter Ended September 30, 2020

2

ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	September 30,
	2020	March 31,
	(Unaudited)	2020
ASSETS	$	$
Current assets
Cash and cash equivalents	327,336	429,824
Accounts receivable, net	160,044	25,513
Investment tax credits receivable	—	128,718
Other tax credits	—	30,525
Prepaid expenses	42,502	29,190
	529,882	643,770

Investment	715,451	670,822
Right of uses assets	23,268	1,932
Property and equipment, net	6,204	17,225
	1,274,805	1,333,749
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	56,743	13,601
Current lease liabilities	23,268	2,084
Accrued liabilities	1,328	26,308
Contract liabilities	—	57,862
Total liabilities	81,339	99,855

Shareholders' equity:
Preferred shares, no par value, non-cumulative	—	—
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2020 and March 31, 2020.
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2020 and March 31, 2020.	—	—
Common shares, no par value, voting,
Unlimited authorized shares; 8,136,348 shares issued and outstanding as at September 30, 2020 and 8,136,348 as at March 31, 2020.	19,491,842	19,491,842
Additional paid-in capital	2,966,068	2,966,068
Accumulated deficit	(21,106,712)	(20,631,105)
Accumulated other comprehensive income	(157,732)	(592,911)
	1,193,466	1,233,894
	1,274,805	1,333,749

3

ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended Sept 30, 2020	Three months ended Sept 30, 2019	Six months ended Sept 30, 2020	Six months ended Sept 30, 2019
	$	$	$	$
Revenue from continuing operations
Mobile	14,196	12,227	25,735	37,104
Total revenue	14,196	12,227	25,735	37,104

Operating expenses from continuing operations
Cost of revenue	9,625	6,122	17,601	18,083
Selling, general and administrative	52,547	87,463	137,019	177,465
Research and development (net of tax credits)	5,623	(3,676)	11,039	557
Total operating expenses	67,795	89,909	165,659	196,105

Loss from continuing operations	(53,599)	(77,682)	(139,924)	(159,001)
Other income (expense):
Gain (loss) on disposition of assets	131	216,901	(258,361)	216,901
Other expense	9,526	(162)	8,919	(162)
Interest income, net	82	3,094	111	6,852
Total other income (expense)	9,739	219,833	(249,331)	223,591
Net income (loss) from continuing operations	(43,760)	142,151	(389,255)	64,590

Discontinued operations
Revenue	—	95,483	—	159,390
Cost of revenue	—	(5,512)	—	(9,994)
Selling, general and administrative	(19,213)	(44,431)	(76,288)	(101,902)
Research and development (net of tax credits)	(914)	(25,396)	(10,063)	(54,767)
Net income (loss) from discontinued operations	(20,127)	20,144	(86,351)	(7,273)

Net income (loss)	(63,987)	162,295	(475,606)	57,317

Basic and fully diluted income (loss) per share	(0.080)	0.020	(0.058)	(0.007)
Weighted average number of shares outstanding	8,136,348	8,136,348	8,136,348	8,136,348

4

ZIM Corporation Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Six months ended September 30, 2020	Six months ended September 30, 2019
	$	$
OPERATING ACTIVITIES
Net income	(475,606)	57,317
Items not involving cash:
Depreciation of property and equipment	702	7,821
Loss on sale of assets	258,361	—
Stock-based compensation	—	806
Changes in operating working capital
Increase in accounts receivable	(134,531)	(221,771)
Decrease in investment tax credits receivable	128,718	128,025
Decrease in prepaid expenses Decrease (increase) in right of use assets Increase (decrease) in lease liabilities	(13,312) (21,336) 21,184	14,132 8,440 (9,104)
Increase in accounts payable	43,142	(16,840)
Increase (decrease) in accrued liabilities	(24,980)	(299)
Decrease in deferred revenues	(57,862)	(16,505)
Cash flows provided by operating activities	(244,995)	(47,978)
INVESTING ACTIVITIES
Purchase of property and equipment	—	(6,576)
Loss on sale of assets	(258,361)	(6,576)
Cash flows used in investing activities	(258,361)	(6,576)
FINANCING ACTIVITIES	—	—
Cash flows provided by financing activities	—	—
Effect of changes in exchange rates on cash	400,868	(22,768)
Decrease in cash	(102,488)	(77,322)
Cash, beginning of period	429,824	506,524
Cash, end of period	327,336	429,202

5

1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of September 30, 2020 has been derived from our audited consolidated financial statements for the year ended March 31, 2020. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2020 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three-month period ended September 30, 2020 are not necessarily indicative of the results to be expected for the full year.

2	- GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States ("US GAAP").The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. To date the Company has incurred an accumulated loss of $21,106,711 and cash flow used in operations of $244,995. This raises significant doubt about the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue sufficient to fund its cash flow needs. There is no certainty that this and other strategies will be sufficient to permit the Company to continue as a going concern.

Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the classifications used in the statement of financial position. Such differences in amounts could be material.

3 – INVESTMENT AND SUBSIDIARIES

Investments and long term deposits	Original Cost	Carrying Value	Available For Sale
Equispheres	112,752	704,791	No
Spiderwort	7,725	10,660	No

On August 24, 2018, NuvoBio Corporation, a wholly owned subsidiary of Zim Corporation, made an investment in Spiderwort Inc. The investment consisted of the purchase of a $10,000 Canadian dollar ($7,725 US dollar) convertible promissory note and is accounted for at amortized cost. The note accrues simple interest of 5% per annum.

On October 15, 2019, Spiderwort Inc. completed a qualifying equity financing in an amount greater than $3,000,000 Canadian dollars. NuvoBio automatically converted securities in Spiderwort to Class B voting common shares. The convertible promissory note converted into shares of Spiderwort at a value of $10,006 US dollars. This represents an unrealized gain on this equity investment of $2,956. Spiderwort Inc. is an advanced materials company developing novel, plant derived, biomaterial that will offer new avenues in 3D in vitro research and in regenerative medicine.

On September 5, 2020, ZIM Corporation announced the sale of its database technology business as part of management’s plan to focus the business on its biomedical subsidiary NuvoBio. The database assets include all of the Software, Consulting and Maintenance segment and have been purchased by members of Zim Corporation’s staff and will operate under the name Zim Databases Canada Inc. As part of the transaction, the staff resigned their positions with Zim Corporation. The purchase price of $84,584 ($120,000 Canadian dollars) is to be paid in 5 equal payments over a 5-year period on the anniversary date of the agreement. The sale resulted in a net loss of $258,492 due to the write down of intercompany amounts owing from ZIM do Brazil the effects of foreign exchange between Brazil and Canada.

6

ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, recapitalization, restructuring, pursuit of new businesses, controls and procedures, prospects, revenue expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include foreign exchange risk, credit risk, fair value risks and key personnel risk and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled "QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK" and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020, as well as those discussed elsewhere in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the Six-month and three-month periods ended September 30, 2020 and 2019.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

Revenue from continuing operations for the quarter ended September 30, 2020 was $14,196, an increase from $12,227 for the same period last year. The increase in revenue resulted from increased usage of our SMS routes and a weaker U.S. dollar. Revenue from continuing operations for the six months ended September 30, 2020 was $25,735, a decrease from $37,104 for the same period last year. The decrease in revenue resulted from decreased usage of our SMS routes.

Net loss for the quarter was $63,987, as compared to a net income of $162,295 for the quarter ended September 30, 2019. The net loss is due mainly to the recognition of $216,901 in gain on the sale of assets in the quarter ended September 30, 2019. Net loss for the six months ended September 30, 2020 was $475,606, as compared to a net income of $57,317 for the six month period ended September 30, 2019. The decline in income is due mainly to the recognition of $216,901 in gain on the sale of assets in the quarter ended September 30, 2019 and the recognition of $258,361 in loss on the sale of assets in the quarter ended September 30, 2020.

ZIM had cash and cash equivalents of $327,336 at September 30, 2020, as compared to cash and cash equivalents of $429,824 at March 31, 2020.

7

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  On September 5, 2020, ZIM Corporation announced the sale of its database technology business as part of management’s plan to focus the business on its biomedical subsidiary NuvoBio. This operation was discontinued as of April 1, 2020.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  SMS will continue to provide a minimal amount of revenue within the mobile segment of operations. With the acquisition of Advanced Internet Inc. (AIS) in 2007, the Company also offers mobile content directly to end users.

In 2017, our wholly-owned subsidiary, NuvoBio signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes and companies. NuvoBio is currently funding research and development projects in the following areas:

·	Implementing unique molecular interaction & analytics using supercomputing technologies to design small peptide drugs that bind to target proteins for cancer therapies; and
·	The development of bi-specific immunology therapies for the treatment of kidney cancer.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020 COMPARED TO THE SIX MONTHS AND THREE MONTHS ENDED SEPTEMBER 30, 2019

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the six months and three months ended September 30, 2020 and 2019. The information for the six months and three months ended September 30, 2020, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2020, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

8

REVENUES

	Three months ended September 30, 2020	As a %	Three months ended September 30, 2019	As a %
	$		$
Bulk SMS	14,196	100	12,227	11
	14,196	100	12,227	11

Software (Discontinued)	—	—	17,536	17
Maintenance and consulting (Discontinued)	—	—	77,917	72
	—	—	95,453	89

Total Revenue	14,196	100	107,680	100

	Six months ended September 30, 2020	As a %	Six months ended September 30, 2019	As a %
	$		$
Bulk SMS	25,735	100	37,104	19
	25,735	100	37,104	19

Software (Discontinued)	—	—	20,723	11
Maintenance and consulting (Discontinued)	—	—	138,664	70
	—	—	159,930	81

Total Revenue	25,735	100	196,494	100

Revenue from continuing operations for the quarter ended September 30, 2020 was $14,196, an increase from $12,227 for the same period last year. The increase in revenue resulted from increased usage of our SMS routes and a weaker U.S. dollar. Revenue from continuing operations for the six months ended September 30, 2020 was $25,735, a decrease from $37,104 for the same period last year. The decrease in revenue resulted from decreased usage of our SMS routes.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

SOFTWARE, MAINTENANCE AND CONSULTING

Total revenues relating to the ZIM IDE have decreased from $63,937 to $NIL for the six month period ended September 30, 2019 and 2020, respectively. Due to the continuing decline in the software, maintenance and consulting line of business ZIM discontinued these operations in quarter one of fiscal year 2021. The database assets sold include all of the Software, Consulting and Maintenance segment and have been purchased by members of Zim Corporation’s staff and will continues these operations under the name Zim Databases Canada Inc.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list. Success in this industry is dependent on sending large quantities of messages on stable cost effective telecommunication routes. For the six month period ended September 30, 2020 we experienced a reduced volume of traffic from our customers using our routes and this resulted in comparable revenue of $25,735 to $37,104.For the quarter ended September 30, 2020 we experienced an increased volume of traffic from our customers using our routes and this resulted in comparable revenue of $14,196 to $12,277. In general, bulk messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators. Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenue during the remainder of fiscal 2021.

9

OPERATING EXPENSES

Continuing operations

	Three months ended September 30, 2020	Three months ended September 30, 2019	Period to period change
	$	$	$

Cost of revenue	9,625	6,122	(3,503)
Selling, general and administrative	52,547	87,463	(34,916)
Research and development (net)	5,623	(3,676)	9,299
	67,795	89,909	(22,114)

Discontinued operations

	Three months ended September 30, 2020	Three months ended September 30, 2019	Period to period change
	$	$	$

Cost of revenue	—	5,512	(5,512)
Selling, general and administrative	19,213	44,431	(25,218)
Research and development (net)	914	25,396	(24,482)
	20,127	75,339	(55,212)

Continuing operations

	Six months ended September 30, 2020	Six months ended September 30, 2019	Period to period change
	$	$	$

Cost of revenue	17,601	18,083	(482)
Selling, general and administrative	137,019	177,465	(40,446)
Research and development (net)	11,039	557	10,482
	165,659	196,105	(30,446)

10

Discontinued operations

	Six months ended September 30, 2020	Six months ended September 30, 2019	Period to period change
	$	$	$

Cost of revenue	—	9,994	(9,994)
Selling, general and administrative	76,288	101,902	(25,614)
Research and development (net)	10,063	54,767	(44,704)
	86,351	166,663	(80,312)

COST OF REVENUE

	Three months ended September 30, 2020	Three months ended September 30, 2019
	$	$
Mobile
Revenue	14,196	12,227
Cost of revenue	(9,625)	(6,122)
Gross margin	4,571	6,105

Gross margin percentage	32%	50%

Discontinued operations
Revenue	—	95,453
Cost of revenue	—	(5,512)
Gross margin	—	89,941

Gross margin percentage	0%	94%

	Six months ended September 30, 2020	Six months ended September 30, 2019
	$	$
Mobile
Revenue	25,735	37,104
Cost of revenue	(17,601)	(18,083)
Gross margin	8,134	19,021

Gross margin percentage	32%	51%

Discontinued operations
Revenue	—	159,390
Cost of revenue	—	(9,994)
Gross margin	—	149,396

Gross margin percentage	0%	94%

11

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses related to continuing operations for the quarters ended September 30, 2020 and September 30, 2019 were $62,172 and $93,230 respectively. Selling, general and administrative expenses related to continuing operations for the six month periods ended September 30, 2020 and September 30, 2019 were $154,620 and $194,863 respectively. The decrease in selling, general and administrative expense is mainly due to a reduction in rental expense, consulting fees and hosting fees.

Selling, general and administrative expenses related to discontinued operations for the quarters ended September 30, 2020 and September 30, 2019 were $19,213 and $44,431 respectively. Selling, general and administrative expenses related to discontinued operations for the six month periods ended September 30, 2020 and September 30, 2019 were $76,288 and $101,902 respectively. The expenses in fiscal 2021 are related to severance costs and management’s estimate of 60% of audit fees being related to discontinued operations.

STOCK-BASED COMPENSATION

For the six months and three months ended September 30, 2020, and September 30, 2019, the Company recognized compensation expense for employees and consultants of NIL and $806, respectively. The Company does not have any non-vested awards.

RESEARCH AND DEVELOPMENT

Research and development expenses related to continuing operations for the quarter ended September 30, 2020 were $5,623. For the quarter ended September 30, 2019 tax credits for research and development were received and a net income of $3,676 was recognized. Research and development expenses related to continuing operations for the six month periods ended September 30, 2020 and 2019 were $11,039 and $557, respectively.

Research and development expenses related to discontinued operations for the quarters ended September 30, 2020 and 2019 were $914 and $25,396, respectively. Research and development expenses related to discontinued operations for the six month periods ended September 30, 2020 and 2019 were $10,063 and $54,767, respectively. The expenses in fiscal 2021 are related to severance costs.

NET INCOME (LOSS)

Net loss for the quarter was $63,987, as compared to a net income of $162,295 for the quarter ended September 30, 2019. The net loss is due mainly to the recognition of $216,901 in gain on the sale of assets in the quarter ended September 30, 2019. Net loss for the six months ended September 30, 2020 was $475,606, as compared to a net income of $57,317 for the six month period ended September 30, 2019. The decline in income is due mainly to the recognition of $216,901 in gain on the sale of assets in the quarter ended September 30, 2019 and the recognition of $258,361 in loss on the sale of assets in the quarter ended September 30, 2020.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2020, ZIM had cash and cash equivalents of $327,336 and working capital of $448,543, as compared to cash and cash equivalents of $429,824 and working capital of $543,915 at March 31, 2020.

12

Cash flows for the fiscal periods were as follows:

	Six months ended September 30, 2020	Six months ended September 30, 2019
	$	$
Cash flows provided by operating activities	(244,995)	(47,978)
Cash flows provided by (used in) investing activities	(258,361)	(6,576)
Cash flows provided by financing activities	—	—

At September 30, 2019, the Company had a working capital line from its principal banker for approximately $37,549 in addition to a cash and cash equivalent balance of $327,336. Management believes that these funds, together with cash from on-going operations, may not be sufficient to fund existing operations for the next 12 months. Management is currently investigating and evaluating options that may include recapitalization of the Company, raising debt or equity capital and pursuing other ventures of a different nature.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

None.

13

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents includes the following amounts in their source currency:

	September 30, 2020	March 31, 2020

Canadian dollars	433,417	266,005
US dollars	1,850	6,638
Brazilian reals	—	1,223,708

Accounts receivable include the following amounts receivable in their source currency:

	September 30, 2020	March 31, 2020

Canadian dollars	142,125	17,349
US dollars	—	—
Brazilian reals	299,787	68,975

Accounts payable include the following amounts payable in their source currency:

	September 30, 2020	March 31, 2020

Canadian dollars	66,147	19,085
US dollars	7,068	—
Brazilian reals	—	772

Accrued liabilities include the following accruals in their source currency:

	September 30, 2020	March 31, 2020

Canadian dollars	32,752	32,012
US dollars	—	—
Brazilian reals	—	19,439

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

14

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	September 30, 2020	March 31, 2020

Canada	67%	48%
North America, excluding Canada	-%	-%
South America	33%	52%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

15

ITEM 4 – 2020 ANNUAL GENERAL MEETING

The Annual Meeting of Shareholders of ZIM Corporation (ZIM or the Company) was held at the offices of ZIM at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada K1S 1V7, on Monday, September 28, 2020, beginning at 11:00 a.m. At the meeting votes were taken with regard to the following proposals:

1.	To ratify the appointment of MNP LLP as the Company’s registered public accounting firm; and

2.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on August 19, 2020, were entitled to vote at the meeting. The notice of the meeting and the accompanying management proxy circular were mailed to shareholders on or about August 28, 2020.

The duly appointed Inspectors of Election reported and certified the results of ballots cast as:

PROPOSAL 1: Ratification of the appointment of MNP LLP as the Company’s registered public accounting firm for the fiscal year ending March 31, 2021.

FOR	AGAINST	ABSTAIN
5,069,439	820	5

No other business was proposed or conducted at the meeting.

16

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
November 16, 2020	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
November 16, 2020	/s/ John Chapman John Chapman, Chief Financial Officer

 17